SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET
COMPANHIA SIDERÚRGICA NACIONAL
Rua São José nº 20, Grupo 1602, parte
Rio de Janeiro/RJ
CNPJ nº 33.042.730/0001 -04

     Companhia Siderúrgica Nacional (“CSN”) and Wheeling-Pittsburgh Corporation (“Wheeling-Pittsburgh”) jointly announced that they are in discussions concerning a strategic alliance in North America that could involve a minority investment in Wheeling, a long term slab supply arrangement and other strategic considerations. No assurance can be given that a strategic alliance will be successfully concluded.

CSN was founded on April 9, 1941 and privatized in 1993. As the first integrated flat steel producer in Brazil, CSN played a historical role in the country’s industrialization process. In addition to steel production, the Company has operations in mining, infrastructure and cement businesses. CSN has 8,542 employees and has crude steel annual production of 5.6 million metric tons. Its assets consist of an integrated steel mill, four industrial units, two of them abroad (United States and Portugal), iron ore, limestone, dolomite and tin mines, the largest flat steel distributor of Brazil, two port terminals, as well as share in railroads and two hydroelectric plants.

Wheeling-Pittsburgh was organized as a Delaware corporation on June 27, 1920 under the name Wheeling Steel Corporation. Its headquarters is located in Wheeling, West Virginia, with major production facilities in the Upper Ohio and Monongahela valleys. Wheeling-Pittsburgh is a holding company that, together with its several subsidiaries and joint ventures, produces steel and steel products using both integrated and electric arc furnace technology. The Company has slab making production capacity of 2.8 million short tons and hot rolling capacity of 3.4 million short tons. Approximately 65 percent of its sales are comprised of high value-added products.

Rio de Janeiro, May 05, 2006

Companhia Siderúrgica Nacional
Benjamin Steinbruch
Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.